Exhibit 99.2

Boards of Directors

March 7, 2023

Mercer Bancorp, Inc.

Mercer Savings Bank

1100 Irmscher Boulevard

Celina, OH 45822

Re:

Plan of Conversion Subscription Rights

Mercer Bancorp, Inc.

Members of the Boards of Directors:

The purpose of this letter is to provide an opinion of the value of the subscription rights of the “to be issued” common stock of Mercer Bancorp, Inc. (the “Corporation”), with regard to the stock offering of the Corporation.

Because the subscription rights to purchase shares of common stock in the Corporation, which are to be issued to certain depositors of Mercer Savings Bank and will be acquired by such recipients without cost, will be nontransferable and of short duration and will afford the recipients the right only to purchase shares of common stock at the same price as will be paid by members of the general public in a direct community offering, we are of the opinion that:

(1)       The subscription rights will have no ascertainable fair market value, and;

(2)       The price at which the subscription rights are exercisable will not be more or less than the fair market value of the shares on the date of the exercise.

Further, it is our opinion that the subscription rights will have no economic value on the date of distribution or at the time of exercise, whether or not a community offering takes place.

Sincerely,

FinPro Capital Advisors

46 East Main Street • Suite 303 • Somerville, NJ 08876 • 908.234.9398 ● www.finprocapitaladvisors.com

FinPro Capital Advisors, Inc. (Member FINRA/SIPC) is a wholly owned subsidiary of FinPro, Inc.